UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
 ☑ Check box if Amendment is material and investors must reconfirm within five business days.
 Description of Amendment: Change of the Maximum Offering Amount from $5,000,000 to $1,000,000 and corresponding updates to disclosures.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Hollywood Hills, LLC

Legal status of Issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
October 2, 2025

Physical Address of Issuer:
6210 Wilshire Blvd. Ste. 200, PMB 717, Los Angeles, CA 90048

Website of Issuer: www.hollywoodhills.cc

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
The Issuer shall pay the Intermediary a cash fee equal to the greater of $15,000 and seven percent (7%) of the aggregate amount raised in the Offering; provided, that, the cash fee applicable to any single investment in the amount

of $50,000 or more directly sourced and introduced to the Offering by the Issuer shall be 3% of the amount of such investment.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

Type of Security Offered:
Revenue Participation Interest

Target Number of Securities to be Offered:
75,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$75,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):
$1,000,000

Deadline to reach the Target Offering Amount:
December 31, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end (Inception – 12/31/25)	Prior fiscal year-end (2024 - Company did not exist)
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$5,227.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income/(Loss)	($5,227.00)	N/A

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

HOLLYWOOD HILLS, LLC

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A (this "**Form C**"). We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer", the "Company" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000.00 (the "**Maximum Offering Amount**") of Revenue Participation Interests (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). The Minimum Individual Purchase Amount is $200.00. The Issuer reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Revenue Participation Agreement (attached as Exhibit B).

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/hollywood-hills (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within

five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Revenue Participation Agreement attached hereto as Exhibit B (the "**Revenue Participation Agreement**"), in conjunction with the following summary information. As a condition to purchasing the Securities, each Investor will be required to execute, or otherwise become a party to, and be bound by the Revenue Participation Agreement.

Revenue Participation Interests

The Company is offering revenue participation interests related to the motion picture currently entitled *Hollywood Hills*, together with all rights in and to the motion picture and all allied, ancillary and derivative rights related thereto, including merchandising, publishing, soundtrack and music rights, interactive and gaming rights, digital collectibles, community and experiential rights, sponsorship and promotional rights and remake, sequel, prequel, spin-off, episodic, series, stage and other derivative production rights (collectively, the "**Picture**") (the "**Revenue Participation Interests**" or "**Securities**").

The Revenue Participation Interests are contractual participation rights only and do not constitute membership interests, equity interests or other ownership interests in the Company and do not provide Investors with any voting, management or other governance rights with respect to the Company or the Picture.

For purposes hereof, an Investor's "**Participation Purchase Price**" means the aggregate gross amount paid by such Investor for the Revenue Participation Interests purchased in this Offering, without deduction for any intermediary fees, commissions or other offering expenses.

For purposes hereof, a holder's "**Participation Percentage**" will equal the number of Revenue Participation Interests held by such holder divided by the aggregate number of Revenue Participation Interests issued in connection with this Offering, including the Revenue Participation Interests issued to the Intermediary as described below.

As compensation for its services in connection with the Offering, the Intermediary will receive Revenue Participation Interests equal to two percent (2%) of the Revenue Participation Interests sold to Investors in this Offering. The Revenue Participation Interests issued to the Intermediary will be of the same class and have the same terms, conditions and rights as the Revenue Participation Interests sold to Investors. Because the Intermediary will pay no Participation Purchase Price for its Revenue Participation Interests, its Recoupment Amount, calculated pursuant to the same formula applicable to Investors, will be zero.

Gross Proceeds and Adjusted Gross Proceeds

"**Gross Proceeds**" means one hundred percent (100%) of all non-refundable amounts actually received by or credited to the Company from the distribution, licensing, sale or other exploitation of the Picture throughout the world, in perpetuity and in all media now known or later developed.

Gross Proceeds include amounts received from theatrical, non-theatrical, television, streaming, home entertainment and other distribution of the Picture and from the exploitation of any allied, ancillary or derivative rights included within the Picture, including licensing, merchandising, publishing, soundtrack and music rights, interactive and gaming rights, digital collectibles, sponsorships, promotional arrangements, community and experiential opportunities and other commercial exploitation of the Picture and its underlying intellectual property.

With respect to any remake, sequel, prequel, spin-off, episodic series or other derivative production based upon the Picture or its underlying intellectual property, Gross Proceeds will include any option fee, purchase price, license fee, royalty, producer participation or other consideration received by or credited to the Company in connection with such derivative production. Gross Proceeds will not include the gross revenues of a separately financed derivative production itself except to the extent such revenues are payable to or received by the Company pursuant to its rights therein.

Gross Proceeds will not include amounts constituting financing of the Picture, including investments, loans, grants, minimum guarantees or advances used to finance production, except to the extent any such amount subsequently becomes non-refundable consideration payable for the exploitation of the Picture.

Tax credits, rebates and other governmental production incentives will not constitute Gross Proceeds and may be applied to production costs or the repayment of any tax credit or other financing incurred against such incentives; provided that, to the extent any such amounts are actually received and retained by the Company after payment of applicable production costs and repayment of any financing secured by or otherwise payable from such amounts, the net amount thereof will be deemed Gross Proceeds and distributed pursuant to the waterfall described below.

"**Adjusted Gross Proceeds**" means Gross Proceeds less all actual, verifiable third-party costs and expenses incurred in connection with the distribution, licensing and other exploitation of the Picture, including distribution and sales agency fees and expenses, advertising and marketing expenses, collection account fees, legal and other third-party exploitation costs, residuals and other guild or union obligations, delivery expenses, taxes and other customary third-party costs directly attributable to the exploitation of the Picture. For the avoidance of doubt, the TSB Bonus Payment described below will not be deducted in determining Gross Proceeds or Adjusted Gross Proceeds for purposes of the Revenue Participation Interests.

No cost or expense may be deducted more than once or deducted to the extent it has previously been paid or reimbursed from production financing or another source and is not itself subject to recoupment from Gross Proceeds. Except as otherwise disclosed, payments to the Company or its affiliates will not be deductible unless they constitute reimbursement of actual third-party costs or are incurred on terms no less favorable to the Picture than would reasonably be available in an arm's-length transaction.

In determining the amount of Adjusted Gross Proceeds available for distribution, the Company may establish reasonable reserves for anticipated expenses, liabilities and obligations relating to the Picture. Amounts placed in reserve will not constitute permanent deductions from Adjusted Gross Proceeds and, when no longer reasonably required, will be released and become available for distribution under the waterfall described below.

"**Participating Financing**" means the aggregate cash financing contributed to the financing of the Picture by Investors in this Offering and all other investors whose financing is entitled to recoup one hundred twenty percent (120%) of the amount invested, on a pari passu basis with the Investors in this Offering, and thereafter participate in the Investor Pool. Participating Financing does not include debt or other loans, bridge or gap financing, tax credits or tax credit financing, grants, minimum guarantees, pre-sales, deferred compensation or other financing or consideration that is not entitled to participate in the Investor Pool.

Notwithstanding the foregoing, the promissory note issued by the Company to Arthur Madrid, the Company's Chief Executive Officer, as described under "Outstanding Debt" below (the "**Promissory Note**"), is debt and does not constitute Participating Financing, will not reduce the Offering Financing Percentage and will not participate in the Investor Pool. Principal and accrued interest payable under the Promissory Note will, however, be repaid from Picture revenues alongside and on a pari passu and pro rata basis with the Recoupment Amounts payable to investors providing Participating Financing, as described below.

The percentage of the Participating Financing represented by this Offering (the "**Offering Financing Percentage**") will equal the aggregate Participation Purchase Price paid by Investors in this Offering divided by the aggregate Participating Financing for the Picture.

The Company currently anticipates that the production budget for the Picture will be approximately $2.5 million, although the final production budget has not yet been completed and may change based on, among other things, filming locations, casting, production incentives and other production considerations. Both the $75,000 Target Offering Amount and the $1,000,000 Maximum Offering Amount are less than the anticipated production budget. Even if the Maximum Offering Amount is raised, the gross Offering proceeds would be approximately $1.5 million less than the anticipated production budget, before deducting Offering fees and expenses or amounts allocated to other uses. Accordingly, the Company will need financing and resources in addition to the proceeds of this Offering to finance the production and exploitation of the Picture. The Company expects to obtain additional financing from other sources, which may include film financiers and strategic or corporate partners, international pre-sales based on cast attachments, production tax credits, rebates and other incentives, and bridge or other financing related to pre-sales and production incentives.

To the extent any additional financing constitutes Participating Financing, such financing will reduce the Offering Financing Percentage and, accordingly, the portion of the Investor Pool attributable to the holders of the Revenue Participation Interests issued in this Offering. To the extent additional financing does not constitute Participating Financing, including debt, bridge or gap financing, tax credit financing or other non-participating financing, such financing will not reduce the Offering Financing Percentage, although such financing may have repayment or other rights that are senior to distributions payable to Investors. The final Offering Financing Percentage therefore cannot be determined until the financing of the Picture has been completed. The Company may negotiate different economics or priority arrangements with future industry financiers if commercially necessary, including repayment or other rights that may be senior to distributions payable to Investors.

Investor Recoupment and Participation

Investors will be eligible to receive distributions from Adjusted Gross Proceeds as follows:

- *First,* subject to the repayment of any loans, advances, bridge, gap or other debt or debt-equivalent financing having priority over the Participating Financing, one hundred percent (100%) of Adjusted Gross Proceeds available for distribution will be distributed (i) to all investors providing Participating Financing for the Picture, including Investors in this Offering and any other investors providing Participating Financing, in proportion to their respective unrecouped Recoupment Amounts, and (ii) to the holder of the Promissory Note in proportion to the outstanding principal and accrued and unpaid interest under the Promissory Note, in each case on a pari passu and pro rata basis, until each such investor has received its Recoupment Amount in full and the principal and accrued and unpaid interest under the Promissory Note have been paid in full. Each Investor in this Offering will have a "**Recoupment Amount**" equal to one hundred twenty percent (120%) of such Investor's Participation Purchase Price, consisting of the return of such Investor's Participation Purchase Price plus a twenty percent (20%) premium.

- *Second,* following payment in full of all Recoupment Amounts and the principal and accrued and unpaid interest under the Promissory Note, any fixed or determinable deferred compensation, bonuses and other deferred production compensation payable to cast, crew, producers or other service providers in connection with the Picture pursuant to bona fide written agreements will be paid; and

- *Thereafter,* all remaining Adjusted Gross Proceeds will constitute "**Net Proceeds**," of which fifty percent (50%) will constitute the "**Investor Pool**" and fifty percent (50%) will constitute the "**Producer Pool**."

The holders of the Revenue Participation Interests issued in this Offering, including the Intermediary, will collectively be entitled to that portion of the Investor Pool equal to the Offering Financing Percentage. Each such holder will be entitled to its Participation Percentage of such amount.

Accordingly, if this Offering constitutes all of the Participating Financing for the Picture, the holders of the Revenue Participation Interests will collectively be entitled to the entire Investor Pool. If the Company obtains additional Participating Financing, the holders of the Revenue Participation Interests will be entitled to a proportionately smaller share of the Investor Pool.

The Offering Financing Percentage cannot be determined at the time an Investor makes an investment commitment and will not be fixed until the Company has obtained all Participating Financing for the Picture. The Company may accept additional Participating Financing at any time prior to the commencement of principal photography, including after the closing of this Offering, without notice to or the consent of the holders of the Revenue Participation Interests. Each acceptance of additional Participating Financing will reduce the Offering Financing Percentage and, accordingly, the portion of the Investor Pool to which the holders of the Revenue Participation Interests are collectively entitled. An Investor purchasing Revenue Participation Interests in this Offering therefore will not know, at the time of purchase, the percentage of the Investor Pool that such Investor will ultimately be entitled to receive.

Additional Participating Financing will not reduce the Recoupment Amount payable to any Investor; however, because all investors providing Participating Financing recoup on a pari passu and pro rata basis, additional Participating Financing will increase the aggregate amount required to be recouped and may delay or reduce the likelihood that an Investor receives its Recoupment Amount in full.

Any contingent profit or revenue participations granted to producers, actors, directors, writers or other service providers in connection with the Picture will be charged against the Producer Pool and will not reduce the Investor Pool or the Recoupment Amounts payable to Investors, unless otherwise specifically disclosed in this Form C. For the avoidance of doubt, a contingent profit or revenue participation will not constitute deferred compensation solely because the amount payable later becomes fixed or determinable.

No Guarantee of Recoupment or Profit Participation

The Revenue Participation Interests are speculative investments. There can be no assurance that the Picture will be completed, distributed or commercially successful or that the Picture will generate sufficient Gross Proceeds or Adjusted Gross Proceeds to permit any Investor to receive all or any portion of such Investor's Recoupment Amount. Even if an Investor receives its full Recoupment Amount, there can be no assurance that the Picture will thereafter generate sufficient Net Proceeds to result in any additional distributions from the Investor Pool. Investors could lose their entire investment.

Pursuant to the IP Assignment Agreement, TSB Gaming Ltd. is entitled to a contingent bonus payment equal to five percent (5%) of the amount by which either (i) "Net Proceeds" from a "Sale Event" or (ii) "Net Revenues" exceed $50,000,000, in each case as such terms are defined in the IP Assignment Agreement (the "**TSB Bonus Payment**"). For purposes of the Revenue Participation Interests, any TSB Bonus Payment will be charged solely against the Producer Pool and will not reduce the Investor Pool or the Recoupment Amounts payable to Investors.

Production Abandonment

If the Offering is successfully completed and the Company thereafter determines in good faith that the Picture will not enter principal photography, the Company will be required to return to Investors the Offering proceeds, less (i) all fees and commissions previously paid or payable to the Intermediary and (ii) documented, permitted pre-development and pre-production expenses incurred by the Company prior to such determination, in accordance with the terms of the Revenue Participation Agreement. Upon payment of the applicable return amount to an Investor, such Investor's Revenue Participation Interests will be cancelled and will have no further rights under the Revenue Participation Agreement.

Payment to Investors

Any recoupments and returns to which Investors are entitled will be paid on a quarterly basis for the first three (3) years following the Company's first receipt of Gross Proceeds, commencing within ninety (90) days following the end of the first calendar quarter in which the Company receives Adjusted Gross Proceeds available for distribution. Thereafter, payments, if any, will continue on an annual basis, in each case subject to the Company's receipt of amounts available for distribution and any permitted reserves.

Not Equity Interests

The Securities are not equity interests in the Issuer and provide a right to share in revenues from the Picture, as set forth above.

Voting and Control

The Securities do not have any voting rights.

The Issuer does not have any voting agreements in place.

The Issuer has an Operating Agreement in place but Investors will not be a party to it.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future issuances of Revenue Participation Interests and certain other events will dilute the percentage of revenue share that Investors may eventually receive. The Company does not intend to issue future Revenue Participation Interests.

Restrictions on Transfer

Any Securities sold pursuant to Regulation Crowdfunding may not be transferred by an Investor during the one-year period beginning on the date the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined in Rule 501(a) of Regulation D under the Securities Act; (3) as part of an offering registered with the Securities and Exchange Commission; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law or brother-in-law and includes adoptive relationships.

Each Investor should be aware that, even after the expiration of the one-year transfer restriction, there is no established public market for the Securities and there can be no assurance that any purchaser will be available for the Securities.

Investors may be subject to additional transfer restrictions pursuant to the Revenue Participation Agreement.

Blockchain Instruction Tokens

The Securities will be issued in uncertificated book-entry form and registered directly in the name of each Investor on the books and records maintained by a transfer agent appointed by the Company (the "**Transfer Agent**"). The Transfer Agent's books and records will constitute the official record of ownership of the Securities. The Securities will not be held through a custodian or nominee arrangement in connection with this Offering. Within one hundred and eighty (180) days of a Closing, an Investor may be able to receive one digital blockchain token (each, a "Blockchain Instruction Token" or "**BIT**") in respect of each Security held by the Investor, to the Investor's eligible wallet address on the applicable blockchain. The Company has the right, but not the obligation, to mint and distribute BITs. A BIT, if issued, may serve as a technological means of providing an instruction to the Company or Transfer Agent to register a transfer of the corresponding Security. A BIT does not independently determine record ownership of the corresponding Security; ownership of and rights with respect to the Security will be determined by the books and records maintained by the Transfer Agent. Any transfer remains subject to applicable law, the Revenue Participation Agreement and the Transfer Agent's applicable procedures.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.

● The Securities, when issued, will be fully paid and nonassessable.

Investment Perks

The Villa

Up to 871 Investors in this Offering will each receive one "Villa," a digital collectible from the 3,000-piece *Hollywood Hills* NFT Collection, of which 871 are allocated to this Offering. Villas are allocated in accordance with the applicable tier and first-come, first-served mechanics described below, and no more than one Villa will be issued to any Investor. The Villa is promotional only and does not itself confer any revenue participation, ownership, voting or governance rights or any entitlement to any distribution. Villas are transferable, and benefits specifically associated with a Villa transfer with it; Investor-specific credits, communications and event benefits are personal and do not transfer. Villas from the same collection may also be offered for separate public purchase through a third-party marketplace; such purchases are not investments in the Company and confer no Securities or Investor-specific benefits described in this Form C.

Investment Levels and Perks

Investors will be eligible for promotional perks based on the amount invested. Except as otherwise indicated, each tier includes the perks of the lower tiers, but Villas do not stack and each Investor will receive only one Villa. Perks are subject to availability and the limits, caps and allocation mechanics described below.

$200 – The Passenger. Villa: Common (500); The Transmission, a live session with Benjamin Rozovas and the creative team every quarter; membership in the Founding Investors Circle, including private production dispatches through the premiere; and the Investor's name on the permanent Founding Investors web credits page.

$300 – The Comet Rider. Limited to 200 Investors during the first 48 hours of the Offering. The first 10 Comet Riders will receive a Legendary Villa, the next 20 a Rare Villa and the remaining 170 an Uncommon Villa; any unsold Villas allocated to this tier will return to the project treasury. Comet Riders also receive a Founding Investors end credit, a private online screening of an early cut followed by a conversation with Benjamin Rozovas, permanent "First Rider" status associated with the Villa and Founding Investors Circle and, for The Sandbox LAND owners, a personalized "Dead & Famous" T-shirt. An Investor who qualifies as a Comet Rider at more than $300 receives the Comet Rider perks in addition to the perks for the Investor's applicable investment tier and receives whichever Villa allocation is better.

$500 – The Witness. Villa: Uncommon (50); access to a production diary with storyboards, location scouting and set materials as production progresses; access to the complete Hollywood Bulletin archive, including unreleased issues; small-group live sessions with Benjamin Rozovas or Harrison Allen; craft sessions with members of the production team; and a guaranteed self-tape audition opportunity, capped at 100 Investors.

$1,000 – The Investigator. Villa: Rare (60); a page of the shooting script signed and annotated by Benjamin Rozovas; the Investor's name in the film's Founding Investors end-credit block; a private online screening of an early cut and conversation with Benjamin Rozovas; a production artifact such as a call sheet, location photo or prop document; and access to a "Producer's Room" session regarding a production budgeting or scheduling decision.

$2,500 – The Society. Villa: Legendary (40); an honorary Associate Producer credit and IMDb credit; the Investor's choice of a ride on the Dead & Famous bus in Los Angeles or a guaranteed self-tape audition for the Picture; and a meaningful production artifact.

$10,000 – The Lineage. Limited to 15 Investors. Villa: Legendary guaranteed; an honorary Co-Executive Producer credit and two seats at the premiere and after-party; subject to final creative control and final cut, inclusion of the Investor's name or likeness in the Picture, or the naming of a character, location or bus-tour story for the Investor; a screen-used production artifact; a private filmmaker salon in a small group; and a production visit, where feasible.

$50,000 – The Guardian. Limited to four Investors. Villa: Legendary guaranteed; an honorary Executive Producer credit and four seats at the premiere and after-party; a one-of-one art print of the Investor's Legendary Villa signed by Steve Scott; a day on set and dinner with Benjamin Rozovas, Arthur Madrid, Sébastien Borget and the producers; a private screening invitation; and a session with available principal cast, subject to contracts and schedules.

$100,000 – The Black Fire. Limited to two Investors. Villa: Legendary guaranteed and, subject to final creative control and final cut, intended to be reimagined as a recognizable house within the Picture; an honorary Executive Producer credit on a single title card; a hero prop; a private development dinner with Benjamin Rozovas, Harrison Allen, Arthur Madrid and Sébastien Borget; a production visit, premiere seating and after-party access for a small group of family and loved ones and festival access, where available; a private screening and personalized signed screenplay; an invitation to the wrap gathering, where feasible, and an annual private salon with the filmmakers; time with available principal cast, subject to contracts and schedules; and opportunities for continued engagement with future Hollywood Hills projects.

<u>Villa Allocation and Early Investor Promotion</u>

Villa rarity allocation within any tier will operate on a first-come, first-served timestamp basis. If the designated Villa rarity for a tier is exhausted, subsequent eligible Investors will receive the next lower available Villa rarity, if any. If an earlier Investor withdraws before the applicable closing, the allocation queue may shift upward and eligible Investors may be upgraded while supply remains available. An Investor who withdraws and later reinvests will not retain priority for finite perks, including Villas. The Comet Rider promotion described above is available only during the first 48 hours of the Offering.

<u>Additional Conditions</u>

All perks are promotional and do not modify the economic or other rights associated with the Securities. Villas are digital collectible tokens only and do not entitle their holders to revenues from the Picture. Film and producer credits are honorary only and provide no additional compensation, revenue participation, ownership, employment, approval, management or control rights. All creative decisions remain with the filmmakers and production team. Certain perks depend on production, completion, release, final cut, third-party contracts, schedules and availability and may be modified or unavailable if the applicable event does not occur. Audition opportunities are self-taped, are reviewed by the casting team and do not constitute an offer of employment or guarantee a role. Unless otherwise stated, travel and accommodation associated with set visits, the premiere, bus tours or similar benefits are the responsibility of the Investor. The Issuer is responsible for administration and fulfillment of all perks, and Investors may be required to provide information or take reasonable steps requested by the Issuer to receive a perk.

<u>Villa-Linked Benefits</u>

Certain benefits are associated with ownership of the Villa itself and will travel with the Villa if transferred. These may include a unique in-world address and story clue, access to a holder-only Discord and behind-the-scenes materials, access to The Black Fire Archive investigation experience and early access to the comic prequel. Uncommon and higher-rarity Villas may receive additional digital art materials; Rare and higher-rarity Villas may receive additional story materials; and Legendary Villas may be incorporated into the comic or The Black Fire Archive, with certain Legendary Villas featuring the Dead & Famous bus also eligible for a bus-tour seat. These benefits are promotional only and confer no revenue participation or other financial rights.

COMMISSION AND FEES

Cash Commission

The Issuer shall pay the Intermediary a cash fee equal to the greater of $15,000 and seven percent (7%) of the aggregate amount raised in the Offering; provided, that, the cash fee applicable to any single investment in the amount of $50,000 or more directly sourced and introduced to the Offering by the Issuer shall be 3% of the amount of such investment.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.
In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

The Issuer's success depends on the experience and skill of the its manager.
We are dependent on our manager, Next Level Entertainment Group, LLC (the "**Manager**"). The Manager may not devote its full time and attention to the matters of the Issuer. The loss of the Manager could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in entertainment industry. Any incident that erodes consumer loyalty for this brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance,

prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

If the Picture does not enter principal photography, the Company may be required to return the Offering proceeds to Investors.
Under the Company's agreement with the Intermediary, if the Offering is successfully completed but the Company thereafter determines in good faith that the Picture will not enter principal photography, the Company is required to return to Investors the Offering proceeds, less (i) fees and commissions previously paid or payable to the Intermediary and (ii) documented, permitted pre-development and pre-production expenses incurred before such determination. Accordingly, the amount returned to an Investor may be less than the amount invested. Upon payment of the applicable return amount, the Investor's Revenue Participation Interests will be cancelled and will have no further rights under the Revenue Participation Agreement.

Dependence to secure domestic and international distribution.
The ultimate success of the Picture in the marketplace will depend on the Company's ability to secure domestic and international distribution for the Picture on terms and conditions customary in the industry. The Company has not yet secured such distribution agreements and there is no assurance, and none is given, that such distribution will be secured or, if it is secured, that it will be secured on terms and conditions favorable to the Company.

Uncertain Economic Conditions.
The entertainment business and market is unpredictable. Changes in world, national and local economic conditions affect such business and markets. These could include, for example, the impact on economic conditions of terrorist attacks or the escalation or further outbreak of armed conflict involving the United States. Any negative change in the general economic conditions in the United States, or in any other material portion of the worldwide economy could adversely affect the Productions' revenues and, therefore, investment returns to Investors. The economic performance of a film cannot be assured because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic performance of a motion picture also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

There may never be any Net Proceeds.
In general, the economic performance of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is determined by many factors, including the ability to produce content and develop stories and characters appealing to a broad audience and the effective marketing of the motion picture. The revenues to be received by the Company from the Picture are therefore highly uncertain and speculative. The Company's only source of revenue will be derived from the distribution of the Picture and ancillary rights. There can be no assurance that any Net Proceeds will be received by the Company, or that after customary deductions and expenses, the Company will be able to distribute Net Proceeds to Investors.

Uncertainty of success of the Picture.
Net Proceeds may fluctuate significantly and unexpectedly from period to period, and the results of any one period may not be indicative of the results for any future period. The Company cannot make, and has not made, any assurances (i) as to the amount of Net Proceeds that will be or may be derived from or collected in connection with the distribution and exploitation of the Picture and its ancillary rights, or (ii) that the Productions will perform in any particular manner or will be favorably received by exhibitors or by the public, or will be released on a wide basis.

Competition.

The number of feature films or televisions series released by competitors may create a situation of oversupply in the market, and may make it more difficult for the Picture to succeed. Should the supply of feature films or television series exceed audience demand, it will be more difficult to find distribution for the Picture or generate revenues from the release of the Picture. If the distributor for the Picture is less successful than its competitors at convincing exhibitors to show its films, and the Company's competitors increase the number of films available for distribution and the number of exhibition screens remains static, it could be more difficult for the distributor of the Picture to release the film during optimal release periods, which could reduce Net Proceeds and have an adverse effect on the Company's revenues and therefore on the Company's business, financial condition and results of operations.

Piracy.
Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the internet. The proliferation of unauthorized copies of these products will likely continue, and if it does, will have an adverse effect on the Company's business, because these products could reduce the revenue generated by the Picture. Additionally, in order to contain this problem, the distributor of the Picture may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. There can be no assurance that even the highest levels of security and anti-piracy measures will prevent piracy. In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., whose legal systems may make it difficult for the Company to enforce its intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, there can be no assurance that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue generated from the international exploitation of the Picture. If no embargoes or sanctions are enacted, or if other measures are not taken, the Company may lose revenue as a result of motion picture piracy. Any of these occurrences could have a material adverse effect on the Picture's success.

Intellectual Property infringement claims.
One of the risks of the entertainment business is the possibility that others may claim that the production of a project misappropriates or infringes the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. Any such assertions or claims may materially adversely affect the Company's ability to develop and finance its projects. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. The Company cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all. Any of these occurrences could have a material adverse effect on the Company's ability to develop, produce and distribute projects.

Distributors' failure to promote the Picture.
The decisions of the Picture's distributor regarding the timing of release and promotional support of the Picture are important in determining the success of the Picture. The Company does not control the timing and manner in which its distributors distribute the Picture. Any decision by the distributors of the Picture not to distribute or promote the Picture or to promote the Company's competitors' motion pictures to a greater extent than they promote the Picture could have a material adverse effect on the Picture's success.

Entertainment investments.
The production, distribution and other exploitation of entertainment productions are highly speculative, and traditionally have involved a high degree of risk. The record for independent (non-major) productions may not be much better. Only a small percentage of projects seeking production funding, such as the Picture, ever receive full production funding and are made. Further, it is generally believed in the entertainment industry that only a relatively small percent of projects is sufficiently successful to recover production and distribution costs. The success of entertainment productions is dependent upon a variety of factors over which the Company will have limited or no control, such as public taste, critical reviews, promotion and distribution, and the popularity of other entertainment productions then being financed or distributed.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the industry is subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that the industry regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the industry.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our projects, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position.

The Picture may be produced without a completion bond.

The Company has not yet determined whether the Picture will be covered by a completion bond. Certain financing arrangements, including pre-sale, tax-credit or other production financing, may require the Company to obtain a completion bond as a condition to such financing. If the Picture is produced without a completion bond, there will be no third-party guaranty of completion. There are substantial risks associated with film production, including death or disability of key personnel, delays, destruction or malfunction of sets or equipment, cost overruns, scheduling issues and other production difficulties. Any such circumstances could materially increase the cost of production or result in the Picture being delayed, materially modified or abandoned.

The Picture may not utilize a collection account, which could increase the risk that revenues are not properly collected or distributed.

The Issuer may elect not to establish a collection account or enter into a collection account management agreement with an independent collection account manager in connection with the Picture. Collection accounts are commonly used in independent film financing to provide for the centralized collection of certain revenues generated by a motion picture and the distribution of those revenues in accordance with an agreed-upon payment waterfall. If a collection account is not established, revenues generated by the Picture may instead be received and administered directly by the Company, a distributor, sales agent or other third party. As a result, there may be no independent third party responsible for collecting Picture revenues and distributing such revenues in accordance with the Company's contractual obligations to Investors. This could increase the risk of delays, errors, disputes, commingling or misapplication of funds and could make it more difficult for the Company to monitor, recover or enforce payment of amounts generated by exploitation of the Picture. Any such circumstances could reduce or delay amounts available for distribution to Investors, including the return of their invested capital or payment of any participation in profits.

The size of your participation in the Investor Pool is not fixed at the time you invest and may be reduced.

Your share of the Investor Pool depends on the Offering Financing Percentage, which equals the aggregate Participation Purchase Price paid by Investors in this Offering divided by the aggregate Participating Financing for the Picture. That figure cannot be calculated when you make your investment commitment, because the Company has not yet obtained all of the financing for the Picture. The Company may accept additional Participating Financing at any time prior to the commencement of principal photography, including after the closing of this Offering, without notice to you and without your consent. Each time it does so, the Offering Financing Percentage will decrease, and the portion of the Investor Pool to which the holders of the Revenue Participation Interests are collectively entitled will decrease with it. You will not know, at the time you purchase Revenue Participation Interests, what percentage of the Investor Pool you will ultimately be entitled to receive, and that percentage may be materially smaller than you anticipate. Additional Participating Financing will not reduce your Recoupment Amount, which will remain equal to one hundred twenty percent (120%) of your Participation Purchase Price. However, all investors providing Participating Financing recoup on a pari passu and pro rata basis out of the same Adjusted Gross Proceeds. Additional

Participating Financing therefore increases the total amount that must be recouped before any Net Proceeds are available, which may delay payment of your Recoupment Amount, reduce the likelihood that you receive it in full, and reduce or eliminate any distributions from the Investor Pool. See "Revenue Participation Interests" for a description of these terms.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").
Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communications made in connection with such campaign are deemed offers of securities for purposes of the antifraud provisions of the federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications used in connection with the Reservation Campaign are included with this Form C as Exhibit D. Certain of these communications may not have included all disclaimers required for a Reservation Campaign, and certain third-party communications may have inaccurately characterized aspects of the Offering, including the relationship between the Villa digital collectibles and the Revenue Participation Interests.

The Issuer's Manager may have broad discretion in how the Issuer uses the net proceeds of the Offering.
Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's Manager will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.
The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.
The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.
If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

No Guarantee of Return on Investment
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Even if the Maximum Offering Amount is raised, the Offering proceeds will be insufficient to finance and complete the Picture without additional financing and resources.
The Company currently anticipates that the production budget for the Picture will be approximately $2.5 million, although the final production budget has not yet been completed. Both the $75,000 Target Offering Amount and the $1,000,000 Maximum Offering Amount are less than the anticipated production budget. Even if the Maximum Offering Amount is raised, the gross Offering proceeds would be approximately $1.5 million less than the anticipated production budget, before deducting Offering fees and expenses or amounts allocated to other uses. Accordingly, the Company will need financing and resources in addition to the proceeds of this Offering to finance and complete the Picture. The shortfall will be greater if less than the Maximum Offering Amount is raised or production costs increase. The Company may close on and use Offering proceeds before all financing necessary to complete the Picture has been secured. Meeting the Target Offering Amount does not mean that sufficient financing is available to produce or complete the Picture. There can be no assurance that such additional financing will be available when required or on terms acceptable to the Company. If the Company is unable to obtain sufficient additional financing, production of the Picture could be delayed, materially modified or abandoned, in which case Investors could lose all or a substantial portion of their investment. If the Company determines that the Picture will not enter principal photography, any return of Offering proceeds will be subject to the fees and permitted expense deductions described in this Form C. Additional financing may also adversely affect the economic interests of Investors. To the extent additional financing constitutes Participating Financing, it will reduce the Offering Financing Percentage and the portion of the Investor Pool attributable to the Securities issued in this Offering. Other financing, including debt, bridge or gap financing and tax credit financing, may have repayment rights senior to the Investors and may therefore reduce or delay the Adjusted Gross Proceeds available for payment of Investors' Recoupment Amounts and participation in Net Proceeds. The Company may also negotiate different economics or priority arrangements with future industry financiers if commercially necessary, which could further reduce or delay amounts available for distribution to Investors.

Amounts owed under a related-party promissory note will be repaid alongside Investors and may reduce or delay amounts available to Investors.
Arthur Madrid, the Company's Chief Executive Officer, has advanced approximately $247,202 to the Company under a promissory note bearing interest at five percent (5%) per annum. The outstanding principal and accrued interest under the note are repayable solely from Picture revenues and will be paid on a pari passu and pro rata basis alongside the Recoupment Amounts payable to Investors and other investors providing Participating Financing. Accordingly, amounts paid under the note will share in the same first tier of the distribution waterfall and may reduce or delay amounts available for payment of Investors' Recoupment Amounts. The note does not participate in the Investor Pool.

A significant portion of the Offering is expected to be purchased by the Company's Managing Member.
Next Level Entertainment Group, LLC, the Company's Managing Member, currently intends to purchase approximately $500,000 of Securities in this Offering. There can be no assurance that Next Level Entertainment Group, LLC will ultimately invest such amount, or any amount, in the Offering. If Next Level Entertainment Group, LLC does not make its anticipated investment, the Company may be required to obtain additional investments from other sources and may be unable to raise sufficient funds to finance the development and production of the Picture. In addition, because Next Level Entertainment Group, LLC is the Company's Managing Member and controls the Company, its decision to invest should not be viewed as an independent assessment of the merits or value of the

Securities or the likelihood of the commercial success of the Picture. Prospective Investors should make their own independent investment decision and should not rely upon Next Level Entertainment Group, LLC's participation in the Offering as an indication that the Securities will generate any particular return.

Risks Related to the Securities

Investors will not have voting rights.
Investors are not equity owners of the Issuer and, therefore, have no voting rights. Thus, by participating in the Offering, Investors will not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the equity securities of the Issuer.

The Securities will not be freely tradable under the Securities Act until one year from when securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The use of Blockchain Instruction Tokens and related technology may be subject to cybersecurity, operational and technology risks.
The Company may issue Blockchain Instruction Tokens ("**BIT**s") as a technological means by which Investors may provide instructions regarding transfers of the Securities. BITs, digital wallets, blockchain networks and related software and systems may be subject to hacking, theft, loss of private keys or other access credentials, network disruptions, software bugs, coding errors, malicious attacks and other technological or operational failures. The systems and procedures of the Company's transfer agent may also experience errors, delays or interruptions. Any such event could delay, disrupt or prevent an Investor from using a BIT to effect a transfer of Securities and could adversely affect the liquidity or transferability of the Securities. A BIT does not itself constitute or determine ownership of the corresponding Security. Record ownership of the Securities will be determined by the books and records maintained by the Company's transfer agent. Accordingly, the loss, theft or compromise of a BIT or an Investor's digital wallet would not, by itself, result in the loss of ownership of the underlying Security, although it could interfere with or delay the Investor's ability to transfer the Security.

Investors are not equity holders of the Issuer.
Investors are not equity holders of the Issuer and will not have an ownership claim to the Issuer or to any of its assets.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

The Securities are unsecured contractual obligations and Investors may have limited recovery in the event of the Company's bankruptcy or dissolution.
The Securities do not constitute equity interests in the Company and are not secured by any lien on the Company or the Picture. Holders' rights to payment are unsecured contractual claims and are subject to the rights of secured creditors, lenders and other creditors having priority under applicable law. In the event of the Company's bankruptcy, insolvency, liquidation or dissolution, there may be insufficient assets to satisfy the Company's obligations to Investors, and Investors may recover little or nothing.

Investors will not be entitled to any inspection or information rights.
Investors are not "members" of the Issuer and will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Company, other than as may be required by law. Members of the

Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders of the Company. In addition, the Company is not currently subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the "**Exchange Act**"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Hollywood Hills, LLC (the "**Company**" or the "**Issuer**") is a Delaware limited liability company formed in October 2025. The Company was formed for the purpose of developing, financing, producing, owning, distributing and otherwise exploiting the feature-length motion picture currently entitled *Hollywood Hills*, together with the allied, ancillary and derivative rights related thereto (collectively, the "**Picture**").

The Company is currently in the development and financing stage. The Company intends to finance the development and production of the Picture through a combination of proceeds from this Offering, additional private film financing and strategic investment and available production incentives and related financing. There can be no assurance that the Company will obtain all financing necessary to produce and complete the Picture.

The Company intends to generate revenues through the distribution and other commercial exploitation of the Picture and its related intellectual property and ancillary and derivative rights, including through theatrical, television, streaming and other distribution and licensing arrangements, merchandising, publishing, soundtrack and music exploitation, interactive and gaming rights, digital collectibles, sponsorship and promotional arrangements, community and experiential opportunities and remake, sequel, prequel, spin-off, episodic, series and other derivative rights.

The Company does not operate a digital asset marketplace, cryptocurrency exchange or payment platform. Any digital collectibles or related digital experiences developed in connection with the Picture are intended to complement the exploitation and commercialization of the Picture and its intellectual property and are not the Company's primary business or financing mechanism.

Business Plan

The Company's principal business objective is to finance, produce and commercially exploit the Picture and the intellectual property associated with it.

Hollywood Hills is a cosmic-horror feature film set primarily in the Hollywood Hills of Los Angeles. The story follows a young woman who pursues her friend and a Hollywood crime-tour bus into the Hollywood Hills during an astronomical event, where the boundaries between the city's history, time and reality begin to break down.

The Company currently anticipates a production budget of approximately $2.5 million, although the final budget may change based on, among other things, casting, production locations, production incentives, financing arrangements and other production considerations. The $1,000,000 Maximum Offering Amount is insufficient to fund the anticipated production budget. In addition to the proceeds of this Offering, the Company intends to seek additional financing from film industry investors and strategic partners and to utilize available production tax credits, rebates and other incentives and related bridge financing. The Company may also consider other customary sources of film financing as necessary or appropriate.

Following completion of the Picture, the Company intends to seek domestic and international distribution and licensing opportunities through one or more distributors, sales agents, streaming platforms, broadcasters, exhibitors

or other licensees. The terms, timing and scope of any distribution arrangements have not yet been determined, and there can be no assurance that the Company will obtain distribution for the Picture on commercially favorable terms or at all.

In addition to exploitation of the completed feature film, the Company intends to pursue opportunities to develop and commercialize the broader intellectual property associated with the Picture through ancillary and derivative products and rights, which may include merchandising, publishing, music and soundtrack exploitation, interactive and gaming content, digital collectibles, community and experiential offerings and subsequent or derivative productions. The nature and extent of any such exploitation will depend upon the commercial performance of the Picture, market conditions, available financing and the Company's ability to enter into suitable third-party arrangements.

Products and Services

The Company's principal products and services are expected to consist of the production and commercial exploitation of the Picture and its related intellectual property, including the following:

Feature Film. The Company is developing and intends to produce the *Hollywood Hills* feature film. Following completion, the Company intends to generate revenues from the distribution and exploitation of the Picture through theatrical, streaming, television, home entertainment and other distribution channels.

Film and Intellectual Property Licensing. The Company intends to license and otherwise commercially exploit rights relating to the Picture and its underlying intellectual property, including distribution and licensing rights and applicable allied, ancillary and derivative rights. Revenues may include license fees, royalties and other consideration received in connection with such exploitation.

Digital Collectibles and Experiences. The Company may develop and commercialize digital collectibles, fan engagement experiences and other digital products associated with the Picture and its intellectual property. Such products and experiences are intended to complement the Company's film and entertainment business and are not the Company's primary financing mechanism.

Customer Base

The Company's anticipated audience includes consumers of feature films and other entertainment content, with a particular focus on audiences for horror, science fiction, independent film and genre entertainment. The Company also intends to engage audiences through ancillary and derivative exploitation of the Picture, including merchandising, publishing, interactive and gaming content, digital collectibles and community and experiential offerings.

The Company's potential commercial counterparties and customers may include domestic and international distributors, streaming platforms, broadcasters, exhibitors, sales agents, licensees, merchandising and publishing partners, gaming and interactive-content companies and other entertainment companies that may distribute, license, acquire, co-produce or otherwise commercially exploit the Picture or rights related thereto.

Intellectual Property

The Company holds certain film-related intellectual property contributed and assigned to the Company by TSB Gaming Ltd. pursuant to an Intellectual Property Assignment & Contribution Agreement dated March 5, 2026. In consideration for such contribution and assignment, TSB Gaming Ltd. received a thirteen percent (13%) Class B non-voting membership interest in the Company.

The Company has not obtained, and has not filed any applications for, any registered copyrights, trademarks or patents with respect to the Picture or its related intellectual property as of the date of this Form C.

The Company intends to own, acquire, license or otherwise control the intellectual property rights necessary to develop, produce, distribute and commercially exploit the Picture and its allied, ancillary and derivative rights. Such rights may include rights relating to merchandising, publishing, soundtrack and music exploitation, interactive and gaming content, digital collectibles, community and experiential offerings, sponsorship and promotional exploitation and remake, sequel, prequel, spin-off, episodic, series, stage and other derivative productions.

The Company may enter into additional assignments, licenses, talent agreements and other agreements relating to intellectual property in the ordinary course of developing, producing and exploiting the Picture.

Competition

The Company competes with independent film production companies, entertainment studios and other companies developing, producing and commercializing original motion pictures and entertainment intellectual property. The market for motion picture financing, production, distribution and audience attention is highly competitive, and the Company will compete with companies that may have substantially greater financial, production, distribution and marketing resources.

The Company intends to differentiate the Picture through its original genre storytelling, community-driven audience engagement and development of the Picture as intellectual property capable of exploitation across multiple media and commercial channels, including film distribution, licensing, merchandising, digital experiences and other allied and ancillary rights.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. Film production permits and licenses will be obtained in the ordinary course as production commences.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees [1]	20%	$15,000	5.0%	$50,000
Film Development & Pre-Production [2]	70%	$52,500	22.5%	$225,000
Film Production (as currently budgeted) [3]	0%	$0	55.0%	$550,000
Marketing & Distribution	0%	$0	10.0%	$100,000
Ancillary Intellectual Property Development [4]	0%	$0	2.5%	$25,000
Working Capital & General Corporate Purposes [5]	10%	$7,500	5.0%	$50,000
Total	**100%**	**$75,000**	**100%**	**$1,000,000**

The Company has broad discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan.

[1] The Issuer shall pay the Intermediary a cash fee equal to the greater of $15,000 and seven percent (7%) of the aggregate amount raised in the Offering; provided, that, the cash fee applicable to any single investment in the amount of $50,000 or more directly sourced and introduced to the Offering by the Issuer shall be 3% of the amount of such investment. The Maximum Offering Amount column assumes a $500,000 investment by Next Level Entertainment Group, LLC subject to a 3% commission and the remaining $500,000 subject to a 7% commission.

[2] Film Development & Pre-Production includes expenses incurred in connection with development and preparation of the Picture for production, including script development, budgeting, location scouting, production planning, design and other customary pre-production expenses.

[3] Marketing & Distribution includes advertising, promotional and audience-development expenses, including marketing content, graphic design, publicity, event-related promotional expenses, website and digital marketing expenses, and engagement of influencers, key opinion leaders and other promotional partners, and costs associated with the administration and fulfillment of Investor perks.

[4] Ancillary Intellectual Property Development includes expenses relating to the development and exploitation of ancillary and derivative intellectual property associated with the Picture, including digital content, interactive experiences, websites and other related intellectual property initiatives.

[5] Working Capital & General Corporate Purposes includes ordinary administrative and overhead expenses of the Company relating to the development, production and exploitation of the Picture.

MANAGERS, OFFICERS AND KEY PERSONS

The Company is managed by Next Level Entertainment Group, LLC, a Delaware limited liability company (the "Manager").

The officers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Arthur Madrid	CEO	CEO of Hollywood Hills, LLC 2025–Present Responsible for the overall strategic direction of the Company, including development and financing of the Picture, oversight of the Company's intellectual property, and management of its financing and distribution relationships. CEO of Next Level Entertainment Group, LLC 2025–Present Responsible for the management of Next Level Entertainment Group, LLC and, in its capacity as Managing Member of the Company, for all governance and management decisions of the Company. Chairman and Co-Founder, TSB Gaming Ltd. (The Sandbox) (August 2025–Present). Responsible for board-level oversight and strategic guidance.	Université Paris Dauphine – PSL (Paris Dauphine University) Date of Graduation: 2000 Degree Earned: Master's Degree in Economics

		CEO and Co-Founder, TSB Gaming Ltd. (The Sandbox) (October 2018–August 2025). Responsible for the strategic direction, product and commercial development, and partnerships of the business.	
Marcelo Santurio	CFO	CFO of Hollywood Hills, LLC 2025–Present Responsible for the financial management of the Company, including financial planning and reporting, treasury and cash management, oversight of the Company's accounting records and financial statements, budgeting for the Picture, and support of the Company's financing activities. Financial Advisor of Animoca Brands (2025–Present). Responsible for financial and strategic advisory services to the business. CFO, TSB Gaming Ltd. (The Sandbox) (2018–October 2025). Responsible for all finance, strategic planning, M&A, treasury management, tokenomics design, investor relations, funding and corporate development.	London Business School — MBA, Entrepreneurship, Strategy & Finance. Instituto Tecnológico de Buenos Aires — Master's, Telecommunications; Electronic Engineer, Telecommunications Engineering.

Biographical Information

Arthur Madrid is the Chief Executive Officer of Hollywood Hills, LLC and the Chief Executive Officer of Next Level Entertainment Group, LLC, the company's Manager. He is also the Co-Founder and former Chief Executive Officer of The Sandbox, where he helped build one of the leading blockchain-based virtual gaming platforms. With extensive experience in technology, gaming, digital entertainment, and intellectual property development, Mr. Madrid leads the strategic direction, financing, and commercialization of Hollywood Hills, LLC, overseeing the development and production of the company's film and entertainment projects.

Marcelo Santurio is the Chief Financial Officer of Hollywood Hills, LLC. He is also a Financial Advisor to Animoca Brands. He previously served as Chief Financial Officer of The Sandbox from 2018 to 2025, where he was responsible for all finance, strategic planning, mergers and acquisitions, treasury management, investor relations and corporate development, and led the company's fundraising activities. With extensive experience in finance, technology and digital entertainment, Mr. Santurio oversees the financial management of Hollywood Hills, LLC, including financial planning and reporting, treasury and cash management, and the Company's accounting records and financial statements.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's capital structure consist of 87 Class A Units and 13 Class B Units issued and outstanding.

Outstanding Capital Interests

As of the date of this Form C, the Issuer's outstanding capital interests consists of:

Type	Class A Units
Amount Outstanding	87
Voting Rights	One (1) vote per interest
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Securities issued pursuant to this Offering are not membership interests in the Company, therefore not limited, diluted or qualified by the Class A Units.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	87%

Type	Class B Units
Amount Outstanding	13
Voting Rights	No voting rights
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Securities issued pursuant to this Offering are not membership interests in the Company, therefore not limited, diluted or qualified by the Class B Units.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer does not have any options, SAFEs, convertible notes or warrants outstanding.

Outstanding Debt

As of December 31, 2025, the Company had $5,227 of principal outstanding under an unsecured, non-interest-bearing promissory note issued by the Company to Arthur Madrid for formation, organizational and operating expenses advanced during 2025. As of October 12, 2026, the full $5,227 remained outstanding. The note is due on or before December 31, 2026. The Company expects to repay the note from existing cash reserves, and no proceeds of this Offering will be used to repay it.

As of the date of this Form C, approximately $247,202 of principal is outstanding under a promissory note issued by the Company to Arthur Madrid, effective September 16, 2026. The note bears interest at a fixed rate of five percent (5%) per annum. Principal and accrued and unpaid interest are repayable solely from revenues generated by the Picture, no proceeds from this Offering may be used to repay the note, and repayment will be made alongside, on a pari passu and pro rata basis with, Investors under the applicable distribution waterfall.

Ownership

The table below lists the owners of twenty percent (20%) or more of the Issuer's outstanding voting securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Next Level Entertainment Group, LLC	87 Class A Units	100%

Arthur Madrid is the ultimate beneficial owner of Next Level Entertainment Group, LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of October 12, 2026, the Issuer had $98,731 in cash and cash equivalents.

As of December 31, 2025, the Company had no cash or other assets, $5,227 in short-term debt and an accumulated deficit of $5,227, reflecting a net loss of $5,227 for the period from inception through December 31, 2025.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has also funded its operations through advances from Arthur Madrid. As of the date of this Form C, approximately $247,202 of principal is outstanding under a promissory note bearing interest at five percent (5%) per annum. Mr. Madrid has also irrevocably committed to provide up to an additional $100,000 of funding through October 31, 2027, with any such advances to be made under the note. The note is repayable solely from Picture revenues and will be repaid alongside, on a pari passu and pro rata basis with, Investors under the distribution waterfall described above.

The Company also has a separate $5,227 non-interest-bearing related-party loan payable to Arthur Madrid, which is unsecured and due on or before December 31, 2026. The Company expects to repay this loan from its existing cash reserves and does not intend to use any proceeds of this Offering for such repayment.

The Company currently anticipates that the production budget for the Picture will be approximately $2.5 million, although the final production budget has not yet been completed. Both the $75,000 Target Offering Amount and the $1,000,000 Maximum Offering Amount are less than the anticipated production budget. Even if the Maximum Offering Amount is raised, the gross Offering proceeds would be approximately $1.5 million less than the anticipated production budget, before deducting Offering fees and expenses or amounts allocated to other uses. Accordingly, the Company will need financing and resources in addition to the proceeds of this Offering to finance and complete the Picture. The amount of additional financing required will depend upon the amount ultimately raised in the Offering, the net proceeds available for production, the final production budget and the availability of other financing and resources.

The Company intends to seek financing for the balance through a combination of the following:

Industry film financing. The Company intends to seek financing from institutional and industry sources, including film finance funds, equity financiers, co-production partners, and strategic corporate partners. The terms of any such financing may differ from the terms of this Offering and may include different economic terms or repayment or other priority rights senior to Investors if commercially necessary.

International pre-sales. Following attachment of principal cast, the Company may seek to license distribution rights in one or more international territories in advance of production in exchange for minimum guarantees, which may be discounted with a lender to fund production.

Production incentives. The Company intends to apply for state and/or non-U.S. production tax credits, rebates and other governmental production incentives, and may obtain bridge or gap financing secured by such incentives.

The Company's existing cash and the additional funding commitment from Arthur Madrid described above do not eliminate the need for additional financing to complete the Picture. Next Level Entertainment Group, LLC's anticipated $500,000 investment in this Offering, if made, would be included within, and would not be in addition to, the Maximum Offering Amount. There can be no assurance that the Company will obtain sufficient additional financing when needed or on acceptable terms. If sufficient financing is not obtained, the Company may be unable to complete the Picture and may be required to delay, materially modify or abandon production. Any additional Participating Financing will reduce the Offering Financing Percentage, while other financing may have repayment rights senior to Investors, as described under "Revenue Participation Interests" and "Risk Factors."

The Company does not currently anticipate any material capital expenditures other than expenditures relating to the development, production, marketing, distribution and exploitation of the Picture as described in the "*Use of Proceeds*" section of this Form C.

Valuation

Although the Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of the price of the Securities.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Material Changes and Other Information

This Form C/A reduces the Maximum Offering Amount from $5,000,000 to $1,000,000 and updates the related financing, liquidity and risk disclosures.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

The Company has conducted the following securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A Units	87	$8,700	Operating expenses	March 5, 2026	Section 4(a)(2)
Class B Units	13	$1,300 and IP	Operating expenses	March 5, 2026	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any

immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- Next Level Entertainment Group, LLC is the Company’s Managing Member and Arthur Madrid, the Company’s Chief Executive Officer, is also the Chief Executive Officer of Next Level Entertainment Group, LLC. Next Level Entertainment Group, LLC currently intends to purchase approximately $500,000 of Securities in this Offering. Its investment will be made on the same terms and subject to the same rights and obligations as investments made by other Investors in the Offering. Pursuant to the Company’s agreement with the Intermediary, the investment is subject to the three percent (3%) Issuer-sourced commission.

- Arthur Madrid has advanced approximately $247,202 to the Company under a promissory note effective September 16, 2026, bearing interest at five percent (5%) per annum. Principal and accrued and unpaid interest are repayable solely from Picture revenues and will be paid alongside, on a pari passu and pro rata basis with, Investors under the applicable distribution waterfall; no proceeds of this Offering may be used to repay the note.

- Separately, Arthur Madrid advanced $5,227 to the Company during 2025 to fund formation, organizational and operating expenses. The advance is evidenced by an unsecured, non-interest-bearing promissory note due on or before December 31, 2026. As of October 12, 2026, the full $5,227 remained outstanding. The Company expects to repay the note from existing cash reserves and will not use proceeds of this Offering for such repayment.

- TSB Gaming Ltd. is the holder of thirteen percent (13%) of the Company's outstanding membership interests, consisting of Class B non-voting units. Arthur Madrid, the Company's Chief Executive Officer, is also Chairman and Co-Founder, and was formerly Chief Executive Officer, of TSB Gaming Ltd. On March 5, 2026, the Company and TSB Gaming Ltd. entered into an Intellectual Property Assignment and Contribution Agreement pursuant to which TSB Gaming Ltd. assigned to the Company the screenplay and related film intellectual property, a collection of 3,000 digital collectibles known as the Hollywood Hills NFT Collection, character designs and visual development materials, marketing assets, certain Web3 technology and smart contracts, the hollywoodhills.io domain and associated digital properties, and certain related contract rights. In consideration, the Company issued to TSB Gaming Ltd. its thirteen percent (13%) Class B non-voting membership interest and agreed to pay TSB Gaming Ltd. an amount equal to five percent (5%) the amount by which either (i) “Net Proceeds” from a “Sale Event” or (ii) “Net Revenues” exceed $50,000,000, in each case as defined in the IP Assignment Agreement. The Company's Operating Agreement reflects a contribution value of approximately $1,300 for such intellectual property. Under the same agreement, TSB Gaming Ltd. agreed to provide marketing and promotional support for the Picture and granted the Company a license to use certain Sandbox brand assets, subject to TSB Gaming Ltd.'s prior approval of each proposed use. TSB Gaming Ltd.'s aggregate liability under its indemnification obligations pursuant to the agreement is limited to the total consideration actually paid to it thereunder.

- Next Level Entertainment Group, LLC is the Company's Managing Member and holds eighty-seven percent (87%) of the Company's outstanding membership interests, consisting of Class A voting units. In connection with the capitalization of the Company, Next Level Entertainment Group, LLC made cash capital contributions to the Company in exchange for such Class A membership interests. The Company's Operating Agreement reflects an aggregate contribution value of approximately $8,700.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.hollywoodhills.cc.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Hollywood Hills, LLC
(Issuer)

By:

/s/Arthur Madrid
(Signature)

Arthur Madrid
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Arthur Madrid
(Signature)

Arthur Madrid
(Name)

CEO
(Title)

10/15/26
(Date)

/s/Marcelo Santurio
(Signature)

Marcelo Santurio
(Name)

CFO
(Title)

10/15/26
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.